UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: April 17, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated April 17, 2012, entitled “Successful Appraisal of PL 9-1 Structure”.

Exhibit 99.1

For Immediate Release

Successful Appraisal of PL 9-1 Structure

(Hong Kong, April 17, 2012) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) today announced that the Company has successfully appraised the Penglai(PL)9-1 hydrocarbon bearing structure following the discovery made in 2010. The appraisal confirmed that PL9-1 is a large oilfield.

PL9-1 is located in the Miaoxibei uplift in the eastern part of Bohai, with an average water depth of 25 meters. One of the appraisal wells PL9-1-5 encountered oil pay zones in buried hill with total thickness of over 200 meters, and the well was tested to produce around 700 barrels of oil per day. PL9-1 is the largest oilfield among the recent years’ discoveries by scale in Bohai.

Furthermore, the Company also made a successful discovery of PL15-2 structure, located 8 kilometers south of PL9-1.The discovery well of PL15-2-1 encountered oil pay zones with total thickness of 83 meters, and the test indicated an average rate of over 1,200 barrels of oil per day.

Mr. Li Fanrong, CEO of the Company commented, “I am delighted the Company has successfully appraised another large discovery in offshore China. I believe the successful appraisal on PL9-1 will open up a new prospect for exploration and development in Eastern Bohai waters as well as make great contribution to maintain steady production in Bohai region.”

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
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For further enquiries, please contact:

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Zhang Yuxiao
Senior Supervisor, Media/Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: zhangyx12@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com